EXHIBIT 9: INFORMATION REGARDING DESIGNATED COMPLIANCE OFFICER

HR Ratings de Mexico, S.A. de C.V. ´s (HR Ratings) Designated Compliance Officer information is presented as followed:

Laura Mariscal Higareda resigned as Designated Compliance Officer on November 29, 2017.

Rafael Colado Ibarreche (Vice president of Compliance) is now the Designated Compliance Officer until a permanent replacement is appointed, and is responsible for meeting compliance requirements and procedures of HR Ratings. He is dedicated full-time to this assignment.

Mr. Colado Ibarreche has over 16 years of experience in the regulation and supervision of securities issuers. Before joining HR Ratings, he was the Deputy General Director of Issuers in the National Banking and Securities Commission (CNBV) where he was responsible for verifying securities issuers' financial and corporate information, as well as the delivery of relevant material, according to Stock Market Regulation.

Mr. Colado Ibarreche also collaborated in the development of the Stock Information Transfer System (STIV2), which allows the electronic presentation of data through the CNBV's web page by securities issuers and other Stock Market participants.

He holds a Bachelors degree in Business Administration from the Universidad Anáhuac del Norte, a certificate in Financial Markets, as well as an MBA from the Instituto Tecnológico Autónomo de México (ITAM).